
February 3, 2025

Adel Al-Saleh
Chief Executive Officer
SES S.A.
Château de Betzdorf
L-6815 Betzdorf
Grand Duchy of Luxembourg

      Re: SES S.A.
          Amendment No. 1 to Draft Registration Statement on Form S-4
          Submitted January 17, 2025
          CIK No. 0001347408

Dear Adel Al-Saleh:

      We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Financial Statements of SES S.A.
Notes to Consolidated Financial Statements
Note 11 - Earnings Per Share, page F-45

1.   Based on your revised disclosure in response to prior comment 14, it appears that Class A shares represent 66% of total weighted average number of shares outstanding as of 12/31/23 and Class B shares represent 34% of total weighted average number of shares outstanding as of 12/31/23. Clarify how you calculate 83% and 17% for purposes of allocating profit to Class A shareholders and Class B shareholders, respectively.

     Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology